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                                                                 Exhibit (g)(8)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY



GERALD PATLIS,

              Plaintiff,
                                            Civil Action No. 16829NC
         - against -

BRYLANE INC., SERGE WEINBERG,               CLASS ACTION COMPLAINT
                                            ----------------------
JUDITH E. CAMPBELL, WILLIAM C. JOHNSON
HARTMUT KRAMER, JOHANNES LONING,
ANTOINE METZGER, RICHARD SIMONIN,
PETER M. STARRETT, PETER C. CANZONE and
PINAULT-PRINTEMPS-REDOUTE, S.A.,

              Defendants.


         Plaintiff, by his attorneys, alleges the following upon information and belief, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge:

         1. This action arises out of an unlawful scheme and plan to enable Pinault-Printemps-Redoute, S.A. ("PPR") to acquire the remaining approximately 49.9% ownership of Brylane Inc. ("Brylane" or the "Company") which PPR does not already own for grossly inadequate consideration and in breach of defendants' fiduciary duties. Plaintiff seeks to enjoin the proposed transaction, or alternatively, recover damages in the event the transaction is consummated.
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                                   THE PARTIES


         2. Plaintiff Gerald Patlis is and at all relevant times was the owner of shares of Brylane common stock.

         3. Brylane is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 463 Seventh Avenue, New York, NY 10018. Brylane is the nation's leading specialty catalog retailer of value-priced apparel, with catalogs that target consumers of both special and regular size apparel.

         4. Defendant PPR is a company organized under the laws of France. PPR, through an affiliate, REDAM LLC, a Delaware limited liability company, acquired approximately 43.7% of the outstanding shares of Brylane common stock from certain stockholders of the Company for $51.00 share (the "PPR Stock Purchase").

         5. Defendant Peter J. Canzone ("Canzone") is Chairman of the Brylane Board and President and Chief Executive Officer of the Company.

         6. Defendant Serge Weinberg ("Weinberg") became a member of the Brylane Board in connection with the PPR Stock Purchase. Since 1995, Weinberg has been Chairman and Chief Executive Officer of PPR, a diversified company that, among other things, owns interests in other companies, including La Redoute, S.A.

         7. Defendant Judith E. Campbell ("Campbell") became a member of the Brylane Board at the time of the PPR Stock Purchase.

         8. Defendant William C. Johnson ("Johnson") is a member of the Brylane Board.


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         9. Defendant Hartmut Kramer ("Kramer") became a member of the Brylane
Board in connection with the PPR Stock Purchase. Kramer is Chairman and Chief Executive Officer of La Redoute, S.A.

         10. Defendant Johannes Loning ("Loning") became a member of the Brylane Board in connection with the PPR Stock Purchase. Since 1997, Loning has been Vice-President in charge of Corporate Development of La Redoute, S.A.

         11. Defendant Antoine Metzger ("Metzger") became a member of the Brylane Board in connection with the PPR Stock Purchase. Since 1991, Metzger has been Chief Financial Officer of La Redoute, S.A.

         12. Defendant Richard Simonin ("Simonin") became a member of the Brylane Board in connection with the PPR Stock Purchase. Since May 1997, Mr. Simonin has been Chairman and Chief Executive Officer of S.A. Redoute France.

         13. Defendant Peter M. Starrett ("Starrett") is a member of the Brylane Board.

         14. The Individual Defendants and PPR, as controlling shareholder, owe fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

                            CLASS ACTION ALLEGATIONS

         15. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court on his own behalf and on behalf of all other stockholders of the Company and their successors in interest, who are or will be threatened with injury arising from defendants' actions (the "Class"). Excluded from the Class are the defendants herein, members of their immediate families, and any


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subsidiary, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

         16. This action is properly maintainable as a class action for the following reasons:

              a. the Class is so numerous that joinder of all members is impracticable. There are more than 18,408,650 shares of Brylane common stock outstanding held by hundreds of shareholders of record;

              b. there are questions of law and fact which are common to members of the Class and which predominate over any questions affecting only individual members. The common questions include, inter alia, the following:

                   (1) whether defendants have engaged and are continuing to engage in a plan and scheme to benefit PPR at the expense of the members of the Class;

                   (2) whether defendants have breached their fiduciary duties owed to plaintiff and the other members of the Class;

                   (3) whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

              c. the claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interest that are adverse or antagonistic to the interests of the Class;

              d. plaintiff is committed to prosecuting this action and has retained counsel competent and experienced in litigation of this nature. Accordingly, plaintiff is an


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adequate representative of the Class and will fairly and adequately protect the interests of the Class.


                             SUBSTANTIVE ALLEGATIONS


         17. On April 3, 1998, PPR, through an affiliate, REDAM LLC, a Delaware limited liability company, acquired almost 44% of the outstanding stock of Brylane from certain stockholders of the Company for $51.00 per share (the "PPR Stock Purchase"). PPR has since increased its stock ownership to 50.1% (which includes .2% owned by an affiliate) of the outstanding shares of Brylane and effectively controls the Company. Indeed, according to Brylane's Form 10-K for the year ended January 31, 1998,

         PPR beneficially owns approximately 44% of the Company. By virtue of its ownership of a large percentage of the outstanding Common Stock, PPR is in a position to exercise substantial influence over actions that require the consent of stockholders. In addition, pursuant to the terms of the Governance Agreement, the Company has agreed to use its best efforts to have the Board of Directors of the Company include up to five nominees of PPR in the slate of nominees presented by the Board of Directors for election at each stockholder meetings. . . .


         18. At the Company's 1998 Annual Meeting of Stockholders held on May 28, 1998, PPR elected 5 of its affiliates to the Company's 9 member Board.

         19. On December 2, 1998, PPR announced that it had made a proposal to Brylane to acquire the 8,623,872 outstanding shares of Brylane that PPR does not own for $20 per share (the "Buyout Transaction").

         20. The purpose of the Buyout Transaction is to enable PPR to acquire one hundred percent equity ownership of Brylane and its valuable assets for its own benefit at the


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expense of Brylane's public stockholders who will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company's profitability.

         21. The Buyout Transaction is the product of unfair dealing, and the price of $20.00 cash per share to be paid to class members is unfair because, among other things:

              a. PPR timed the announcement of the Buyout Transaction to place an artificial lid or cap on the market price for Brylane's stock to enable PPR to acquire the majority stock at the lowest possible price. The buyout price of $20.00 per share represents only a modest premium over the market price on the day prior to the announcement of the Buyout Transaction ($17.375). It is also way below the market price ($61.125) that the stock reached in April 1998 when PPR purchased its controlling stake for $51.00 per share; and

              b. because PPR owns or controls a majority of the Company's common stock, no third party will likely bid for Brylane. Indeed, in its proposal, PPR made clear that it is not interested under any circumstances in selling its controlling stake in Brylane. Thus, PPR will be able to proceed with the Buyout Transaction without an auction or other type of market check to maximize value for Brylane's public shareholders.

         22. The proposed Buyout Transaction is wrongful, unfair and harmful to Brylane's public stockholders, and represents an effort by PPR to aggrandize its financial position and interests at the expense of and to the detriment of Class members The Buyout Transaction is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of PPR's valuable assets, future growth in profits, earnings and dividends, while usurping the same for the benefit of PPR on unfair and inadequate terms.


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         23. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of Brylane's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

         24. Unless the proposed Buyout Transaction is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to the plaintiff and the members of the Class, will not engage in arm's-length negotiations on the merger terms, and will consummate and close the Buyout Transaction to the irreparable harm of the members of the Class.

         25. Plaintiff and the other members of the Class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment as follows:

         A. declaring this action to be a proper class action and certifying plaintiff as the representative of the Class;

         B. enjoining, preliminarily and permanently, the transaction complained of herein;

         C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

         D. directing defendants to account to plaintiff and the Class for all damages caused by them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;


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         E. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

         F. granting such other and further relief as the Court deems appropriate.

                                       ROSENTHAL, MONHAIT, GROSS
                                         & GODDESS, P.A.


                                       By   /s/
                                         ---------------------------------------
                                            Suite 1401, Mellon Bank Center
                                            P.O. Box 1070
                                            Wilmington, DE  19899
                                            (302) 656-4433
                                            Attorneys for Plaintiff


OF COUNSEL:

WOLF POPPER LLP
845 Third Avenue
New York, NY  10022
(212) 759-4600


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